August 13, 2024

Via Edgar Transmission

Ms. Rebekah Reed/ Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Star Fashion Culture Holdings Limited Amendment No. 3 to Registration Statement on Form F-1 Filed August 2, 2024 File No. 333-280198

Dear Ms. Reed/Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 8, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Registration Statement on Form F-1 filed August 2, 2024

Cover Page

1.	Revise to verify your disclosure regarding estimated cash expenses for the offering, as the cover page currently states, “We expect our total cash expenses...to be approximately $[4.50]...”

Response: In response to the Staff’s comments, we have revised our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses, exclusive of the above discounts and commissions) as approximately $1,706,056 on the Cover Page.

Underwriting, page 121

2.	Please revise to remove the reference to WestPark Capital, Inc. and to eliminate inconsistencies between the disclosure in this section and the updated form of underwriting agreement on file as Exhibit 1.1 to the registration statement. For example, Section 1.1.1(i) of the form of underwriting agreement states that the company will issue “an aggregate of 2,500,000” Class A ordinary shares, and Section 3.11 states that $50,000 of accountable expenses has been paid, while page 121 of the prospectus states that $70,000 has been paid.

Response: We respectfully advise the Staff that we have revised the disclosure on page 121 and exhibit 1.1 to remove any inconsistencies.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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